Consumer Capital Group, Inc.

1125 Route 9W

S. Nyack, NY 10960

October 3, 2019

Via EDGAR System

Mr. Michael Volley

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance – Office of Financial Services

Washington, DC 20549

Re:	Consumer Capital Group, Inc.
Form 10-K for the year ended December 31, 2018
Form 10-Q for the quarter ended June 30, 2019
Response Dated August 2, 2019
File No. 000-54998

Ladies and Gentlemen:

We are responding to Staff’s comment letter dated as of September 17, 2019 regarding the above-referenced filings. For ease of reference we include the comments received with our responses.

Form 10-Q for the quarter ended June 30, 2019

Financial Statements, page 1

1.        For the three months ended June 30, 2019, we note you present a foreign currency translation adjustment gain of $524,258 in the Condensed Consolidated Statements of Operations and Comprehensive Loss compared to a foreign currency translation adjustment loss of $524,258 in the Condensed Consolidated Statements of Changes in Stockholder’s Equity. We also note you describe the foreign currency translation adjustment as a gain in other disclosure. Please amend your June 30, 2019 Form 10-Q to correctly present your foreign currency translation for each period presented.

Response

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company intends to file an amendment to its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2019 to revise its presentation of foreign currency translation adjustment and correctly report the impact of foreign currency translation adjustments to the Comprehensive Loss on its Condensed Consolidated Statements of Operations and Comprehensive Loss. In addition, in the process of evaluating Staff’s comment, the Company has also determined that its Quarterly Report on Form 10-Q for the three months ended March 31, 2019 contained errors in presenting the impacts of foreign currency translation adjustments to the Comprehensive Loss on its Condensed Consolidated Statements of Operations and Comprehensive Loss. Accordingly, the Company also intends to file an amendment to this report to correctly report its presentation of foreign currency translation adjustment.

Further, the Company has reviewed its Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Reports on Form 10-Q filed during its 2018 fiscal year to determine if the financial statements in those reports should also be restated. Based on such review, the Company has concluded that errors in presenting foreign currency translation adjustments in its periodic reports during the fiscal year ended December 31, 2018 are not material on an annualized basis. Therefore, the Company does not believe an amendment to its Annual Report on Form 10-K is required and does not intend at this time to amend its Annual Report on Form 10-K for year ended December 31, 2018.

Thank you in advance for your consideration. Please contact the undersigned or our outside counsel, Brian Daughney at Becker & Poliakoff, LLP (212 599-3322) (bdaughney@beckerlawyers.com) or Michael Goldstein (212 599-3322) (mgoldstein@beckerlawyers.com), with any further questions or comments.

Sincerely,

/s/ Crystal L. Chen

Chief Financial Officer
Consumer Capital Group, Inc.

cc:	Brian Daughney
Stanley Long

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